DiDi Global Inc.

No. 1 Block B, Shangdong Digital Valley

No. 8 Dongbeiwang West Road

Haidian District, Beijing

People’s Republic of China

February 13, 2023

VIA EDGAR

Ms. Mara Ransom

Mr. Donald Field

Mr. Joel Parker

Mr. Scott Stringer

Division of Corporate Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	DiDi Global Inc. (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2021
Filed on May 2, 2022
File No. 001-40541

Dear Ms. Ransom, Mr. Field, Mr. Parker and Mr. Stringer,

This letter sets forth the Company’s responses to the comments contained in the letter dated December 22, 2022 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the Commission on May 2, 2022 (the “2021 Form 20-F”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2021 Form 20-F.

Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2021

Introduction, page 2

1.	We note that your definition of China and the PRC excludes Hong Kong, Macau and Taiwan. Please revise to clarify that the legal and operational risks associated with operating in China also apply to operations in Hong Kong and Macau. This disclosure may appear in the definition itself or in another appropriate discussion of legal and operational risks applicable to the company.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as shown below (page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined). In addition, the Company respectfully advises the Staff that the proposed disclosure below does not include Macau as the Company does not have operations in Macau Special Administrative Region.

1

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

February 13, 2023

Page 2:

“China” or the “PRC” refers to the People’s Republic of China~~, excluding, for the purposes of this prospectus only, Hong Kong, Macau and Taiwan~~.

Page 3:

“Summary of Risk Factors

Below is a summary of material risks we face, organized under relevant headings. All the operational risks associated with being based in and having operations in mainland China as discussed in risk factors under “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry” also apply to operations in Hong Kong Special Administrative Region. With respect to the legal risks associated with being based in and having operations in mainland China as discussed in risk factors under “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China,” the laws, regulations and discretion of mainland China governmental authorities discussed in this annual report are expected to apply to mainland China entities and businesses, rather than entities or businesses in Hong Kong Special Administrative Region which operate under a different set of laws from mainland China.”

2.	We note that your definition of “the VIEs” or “the variable interest entities” refers to “our variable interest entities.” Please revise to refrain from using terms such as “we” or “our” when describing activities or functions of the VIEs. For example, disclose, if true, that your subsidiaries and/or the VIE conduct operations in China, that the VIE is consolidated for accounting purposes but is not an entity in which you own equity.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as shown below (page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined):

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

February 13, 2023

Page 2:

•	“VIEs” refers to variable interest entities, and “the VIEs” or “the variable interest entities” refers to ~~our~~ the variable interest entities whose financial results have been consolidated into our consolidated financial statements based solely on contractual arrangements in accordance with U.S. GAAP, including the principal variable interest entity, namely Beijing Xiaoju Science and Technology Co., Ltd. All of the VIEs are domestic PRC companies in which we do not have any equity ownership but whose financial results have been consolidated into our consolidated financial statements based solely on contractual arrangements in accordance with U.S. GAAP.

•	“We,” “us,” “our company” and “our” refers to DiDi Global Inc., our Cayman Islands holding company and its subsidiaries, and, in the context of describing our operations and consolidated financial information, the VIEs and their subsidiaries. ~~it’s consolidated variable interest entities and the subsidiaries of the consolidated variable interest entities.~~

Page 6:

DiDi Global Inc. is not an operating company in China but a Cayman Islands holding company with no equity ownership in its VIEs.…… All of the VIEs are domestic PRC companies in which we do not have any equity ownership but whose financial results have been consolidated into our consolidated financial statements based solely on contractual arrangements in accordance with U.S. GAAP.

In addition, the Company further undertakes to refrain from using terms such as “we” or “our” when describing activities or functions of the VIEs and to change all instances of “our variable interest entities” to “the variable interest entities” and “our VIEs” to “the VIEs” in its future Form 20-F filings.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

February 13, 2023

Summary of Risk Factors, page 3

3.	In your Summary of Risk Factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with specific cross-references (title and page number) to the more detailed discussion of these risks in the annual report. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comment, the Company respectfully proposes to include the following additional disclosure (page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure) in “Risks Relating to Doing Business in China” under “Summary of Risk Factors” section as shown below in its future Form 20-F filings (with additions underlined). The Company further undertakes to provide the specific risk factor cross reference (with title and page number) to each risk disclosed in “Risks Relating to Our Corporate Structure” and “Risks Relating to Doing Business in China” under the “Summary of Risk Factors” section in its future Form 20-F filings.

Page 3:

“Risks Relating to Doing Business in China

•	Uncertainties with respect to the PRC legal system could adversely affect us. The PRC governmental authorities may continue to promulgate new rules and regulations or amend existing rules and regulations that could affect our business operations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.” on page 46.

•	The PRC government has jurisdiction over our business operations and may exercise discretion pursuant to PRC laws and regulations. The PRC government may intervene or influence our operations by taking regulatory actions if we fail to comply with applicable PRC laws, regulations or regulatory requirements, and our operations may be materially affected by such regulatory actions, and if such regulatory actions are taken to exert oversight over offerings conducted overseas and/or foreign investment in China-based issuers, our operations and the value of our securities may be materially affected. In the event that we fail to comply with any PRC legal and regulatory requirement in relation to overseas securities issuance or foreign investment, our ability to offer or continue to offer securities to investors could be significantly limited or completely hindered and the value of such securities could significantly decline or be worthless. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may be required to obtain approval or subject to filing or other requirements from the CSRC or other PRC governmental authorities for any future listing or other financing activities” on page 53 and “—The PRC government has jurisdiction over our business operations and may exercise discretion pursuant to PRC laws and regulations. If we fail to comply with applicable PRC laws, regulations or regulatory requirements, our operations and the value of our securities may be materially affected.” on page 46.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

February 13, 2023

•	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in this annual report based on foreign laws. All of our directors and senior executive officers reside within China for at least a significant portion of the time, and it will be more difficult to enforce liabilities and enforce judgments on those individuals. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in this annual report based on foreign laws” on page 57.

Item 3. Key Information, page 6

4.	We note your disclosure regarding the permissions required for your operations. Revise to also disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to offer your securities to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve the VIE’s operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. In this regard, we also note your disclosure that the company is subject to a cybersecurity review and rectification measures in China. Revise to discuss in greater detail the current status of the company’s cybersecurity review to include details regarding the review steps, specific rectification measures required to fully cooperate with such review and associated timing. Clarify how your operations have been or, will be, impacted by such review (including whether your operations are expected to change once the cybersecurity review is completed). We note certain responsive disclosure was contained in a Form 6-K filed on May 11, 2022, however, we also note press reports that the apps you were required to take down have since been restored and that you were assessed a fine for data breaches. Such disclosure should be updated, revised and additional specific details should be provided so that investors can fully understand the current status of the company’s cybersecurity review and its impact on your business and operations. Lastly, please revise the associated risk factor on page 15 and the annual report throughout accordingly.

In response to the Staff’s comment, the Company respectfully proposes to include the following revised disclosure (page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure) as shown below in its future Form 20-F filings (with additions underlined):

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

February 13, 2023

Page 7:

“Permissions Required from the PRC Authorities for Our Securities Offerings and Operations

Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, after consulting our PRC legal counsel, Fangda Partners, we believe our PRC subsidiaries and the VIEs and their subsidiaries have obtained all ~~the~~ requisite licenses and permits from the PRC government authorities that are material for our business operations in China. These include online ride hailing operation permits we have obtained for certain cities and various kinds of value-added telecommunications services licenses, also known as VATS Licenses~~. Our VATS Licenses~~, which include ~~internet content provider licenses, also known as ICP Licenses, as well as~~ VATS Licenses for: internet content provider (ICP) services, internet data center services, online data and transaction processing services, domestic multi-party communications services and domestic call center services. As of the date of this annual report, our PRC subsidiaries, the VIEs and their subsidiaries have not been denied such licenses and permits and have not received any requirement from Chinese authorities to obtain permissions and approvals from the China Securities Regulatory Commission, or the CSRC, for our daily business operations in China.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

February 13, 2023

Given the uncertainties of interpretation and implementation of laws and regulations and the enforcement practice of government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. If we, our PRC subsidiaries or the VIEs or their subsidiaries do not receive or maintain any necessary permissions or approvals from PRC authorities to operate business or offer securities, or inadvertently conclude that such permissions or approvals are not required, or if applicable laws, regulations, or interpretations change in the future and we, our PRC subsidiaries or the VIEs or their subsidiaries are therefore required to obtain such permissions or approvals in the future, we cannot assure you that the necessary permissions or approvals will be obtained or renewed in a timely manner. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of the required licenses. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—If we or drivers or vehicles on our platform fail to obtain and maintain the licenses, permits or approvals required by the jurisdictions where we operate, our business, financial condition and results of operations may be materially and adversely impacted”, and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our business is subject to extensive government regulation and oversight relating to the provision of payment and financial services.” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

Furthermore, the PRC authorities have promulgated new or proposed laws and regulations in recent years to further regulate securities offerings that are conducted overseas and/or foreign investment in China-based issuers. For more detailed information, see “Item 4. Information on the Company—B. Business Overview—Regulation—PRC Regulations — Regulations on M&A Rules and Overseas Listings” and “Item 4. Information on the Company—B. Business Overview—Regulation—PRC Regulations— Regulations Relating to Cybersecurity and Information Security”. According to these new laws and regulations and the draft laws and regulations if enacted in their current forms, in connection with our future offshore offering activities, we may be required to fulfill filing, reporting procedures or obtain approval from the CSRC, and may be required to go through cybersecurity review by the PRC authorities. However, there are uncertainties with respect to whether we will be able to fully comply with requirements to obtain any permissions and approvals from, or complete any reporting or filing procedures with, PRC authorities that may be in effect in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—New cybersecurity and data security measures and regulations could impose further compliance requirements on our business, cause us to incur new expenses for compliance, or expose us to new compliance risks in the event we fail to comply with these regulatory requirements.” and “—Risks Relating to Doing Business in China—We may be required to obtain approval or subject to filing or other requirements from the CSRC or other PRC governmental authorities for any future listing or other financing activities.”

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

February 13, 2023

Update on Cybersecurity Review and Rectification

On July 2, 2021, the Cybersecurity Review Office posted an announcement that the Company was subject to a cybersecurity review and that it required the Company to suspend new user registration in China during the review. On July 4 and July 9, 2021, the CAC posted announcements to state that 26 apps that we operate in China violated relevant PRC laws and regulations in collecting personal information. Pursuant to the PRC Cybersecurity Law, relevant app stores were notified to take down these apps in China. On January 16, 2023, as approved by the Cybersecurity Review Office, the Company has resumed DiDi Chuxing’s registration of new users.

In the past year, the Company had been fully cooperating with the PRC government authorities on the cybersecurity review and rectification measures. The Company conducted a series of rectification measures under the supervision of the PRC regulatory authorities, including: (i) further improving internal management mechanisms and procedures for cybersecurity, data security and personal data and privacy protection, (ii) clearly disclosing the rules on personal information collection to users, including the purposes, means and scopes of collection and use of personal information, and (iii) conducting self-examination and self-rectification to review the authorization, collection and scope of user data, to conduct necessary cleanups in accordance with laws and regulations in a compliant manner, and to ensure that users’ personal information and data are processed in a legal and compliant manner. In addition, the Company has formulated an internal management mechanism for data security and storage, algorithm transparency and users’ right of free choice, so as to enhance employees’ attention to and awareness of these matters. Meanwhile, the Company has organized and conducted education and training programs for employees regarding such matters as information network security, data security and storage, and user personal information protection, and strengthened employees’ awareness of legal compliance with respect to information network security and application.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

February 13, 2023

However, there are uncertainties with respect to whether the Company will become subject to any new cybersecurity review in the future and if the Company is unable to complete such new review and the relevant rectification, the growth and usage of the Company’s platform in China may decline, which could materially and adversely affect the Company’s business, financial condition, results of operations and prospects.

Our Holding Company Structure and Contractual Arrangements with the VIEs, page 6

5.	Please disclose that your holding company structure involves unique risks to investors. Where you state that you could be subject to severe penalties or be forced to relinquish your interests in your subsidiaries, revise to state that this would likely result in a material change in your operations and/or a material change in the value of your securities, including that it could cause the value of such securities to significantly decline or become worthless. Please also revise the associated risk factor on page 39 accordingly.

In response to the Staff’s comment, the Company respectfully proposes to include the following revised disclosure (page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with additions underlined):

Page 6:

“Our Holding Company Structure and Contractual Arrangements with the VIEs

DiDi Global Inc. is not an operating company in China but a Cayman Islands holding company with no equity ownership in its VIEs. We conduct our operations in China through (i) our PRC subsidiaries, (ii) the VIEs, with which we have contractual arrangements, and (iii) the subsidiaries of the VIEs. This holding company structure involves unique risks to investors. See “Item 3. Key Information—D. Risk Factors—Risks Relating to our Corporate Structure” for more details.

……

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

February 13, 2023

Our corporate structure is subject to risks associated with our contractual arrangements with the VIEs. If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or ~~be forced to~~ need to relinquish our interests in those operations. This in turn would likely result in a material change in our operations and our securities may decline significantly in value or become worthless.

……”

Page 39:

“If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations ~~relating to~~ governing the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or ~~be forced to~~ need to relinquish our interests in those operations.

……

Any of these events could cause significant disruption to our business operations and severely damage our reputation, which would in turn have a material adverse effect on our business, financial condition and results of operations. ……In addition, if the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or need to relinquish our interests in those operations. This in turn would likely result in a material change in our operations and our securities may decline significantly in value or become worthless.”

6.	We note your disclosure regarding the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Please revise your disclosure to make clear whether these risks could result in a material change in your operations and/or the value of your securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comment, the Company respectfully proposes to include the following revised disclosure (page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with additions underlined):

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

February 13, 2023

Page 7:

“Our Holding Company Structure and Contractual Arrangements with the VIEs

……

We face various risks and uncertainties relating to doing business in China. Our business operations are primarily conducted through the VIEs and their subsidiaries in China, and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals, filings or other requirements on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy~~, as well as the lack of inspection by the Public Company Accounting Oversight Board, or the PCAOB, on our auditors~~, which may impact our ability to conduct certain businesses~~,~~ or accept foreign investments~~, or list on a United States or other foreign exchange~~. These risks could result in a material adverse change in our operations and the value of our ~~ADSs~~ securities, and in the event that we fail to comply with any PRC legal and regulatory requirement in relation to overseas securities issuance or foreign investment, ~~significantly limit or completely hinder~~ our ability to continue to offer securities to investors could be significantly limited or completely hindered and~~, or cause~~ the value of such securities ~~to~~ could significantly decline or become worthless. For a detailed description of Risks Relating to Doing Business in China, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China.”

7.	Please revise to provide a diagram of the company’s corporate structure, identifying the person or entity that owns the equity in each depicted entity. With respect to the disclosed contractual arrangements with the VIEs (in the diagram to be included here), please revise to use dashed lines without arrows.

In response to the Staff’s comment, the Company undertakes to revise the diagram of the Company’s corporate structure disclosed in “Item 4. Information on the Company—C. Organizational Structure” of the 2021 Form 20-F as follows in its future Form 20-F filings. In addition, the Company further undertakes to include the following revised diagram, including the footnotes identifying the person or entity that owns the equity in each depicted entity therein, at the end of the section headed “Our Holding Company Structure and Contractual Arrangements with the VIEs” in the beginning of Item 3 in its future Form 20-F filings.

The Company further advises the Staff that with respect to the Cayman Islands entities that are not wholly-owned by DiDi Global Inc., namely, Soda Technology Inc., Voyager Group Inc. and City Puzzle Holdings Limited, the other shareholders of these entities are third-party investors, and therefore the Company has not included the names of such parties in the diagram.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

February 13, 2023

Page 6 and 104:

The following diagram illustrates our corporate structure as of the date of this annual report, including our principal subsidiaries, the principal ~~and~~ variable interest entity, and other entities:

(1)	Mr. Will Wei Cheng, Mr. Gang Wang, Mr. Bob Bo Zhang, Mr. Rui Wu and Mr. Ting Chen each hold 49.19%, 48.23%, 1.55%, 0.72% and 0.31% of the equity interests in Xiaoju Technology, respectively. Mr. Cheng is our founder, chairman of the Board and chief executive officer, Mr. Gang Wang is an investor representative, Mr. Bob Bo Zhang is our chief technology officer, Mr. Rui Wu is our vice president of risk control and compliance, and Mr. Ting Chen is the general manager of an affiliate of our company.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

February 13, 2023

8.	We note your disclosure that “[a]s a result of the contractual arrangements, [you] have effective control over and are considered the primary beneficiary of the VIEs.” We also note that neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIEs. Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIEs. Any references to control or benefits that accrue to you because of the VIEs should be limited to a clear description of the conditions you have satisfied for consolidation of the VIEs under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIEs for accounting purposes. Please revise the annual report throughout as applicable.

In response to the Staff’s comment, the Company respectfully proposes to include the following revised disclosure (page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with additions underlined):

Page 6:

“Our Holding Company Structure and Contractual Arrangements with the VIEs

……

A series of contractual agreements, including powers of attorney, exclusive option agreements, exclusive business cooperation agreements, equity pledge agreements and spousal consent letters, have been entered into by and between our PRC subsidiaries, the VIEs and their respective shareholders. As a result of the contractual arrangements, we ~~have effective control over and are considered the primary beneficiary of the VIEs, and we have consolidated their financial results in our consolidated financial statements~~ (i) have the power to direct activities of the VIEs that most significantly impact their economic performance and (ii) have the right to receive economic benefits from the VIEs that could potentially be significant to them. Accordingly, certain of DiDi Global Inc.’s PRC subsidiaries, including Beijing DiDi Infinity Technology and Development Co., Ltd, are considered the primary beneficiaries of the VIEs and their subsidiaries for accounting purposes, and DiDi Global Inc. has consolidated the financial results of these companies in its consolidated financial statements under U.S. GAAP. Neither DiDi Global Inc. nor any subsidiaries or investors of DiDi Global Inc. have an equity ownership (including foreign direct investment) in the VIEs, or control of the VIEs, through any form of equity ownership, and the contractual arrangements are not equivalent to an equity ownership in the business of the VIEs. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the Variable Interest Entities.””

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

February 13, 2023

The Company further undertakes to thoroughly review and revise the disclosure in its future Form 20-F filings to refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIEs, limit references to control or benefits that accrue to the Company because of the VIEs to a clear description of the conditions that the Company has satisfied for consolidation of the VIEs under U.S. GAAP, and clarify that the Company is the primary beneficiary of the VIEs for accounting purposes.

Permissions Required from the PRC Authorities for Our Operations, page 7

9.	We note your disclosure that "[your] PRC subsidiaries and VIEs and their subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for [your] business operations in China." The disclosure here should not be qualified by materiality. Please make appropriate revisions to your disclosure.

The Company acknowledges the Staff’s comment. The Company respectfully advises the Staff that, in light of the diversity and scale of the Company’s businesses, the Company has qualified disclosure of the requisite licenses, permissions and approvals it holds by materiality. This is in line with the existing disclosure in the risk factor section, where the Company disclosed that it may be required to obtain certain licenses, permits or approvals which it currently does not hold. The Company respectfully refers the Staff to such disclosure in “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—If we or drivers or vehicles on our platform fail to obtain and maintain the licenses, permits or approvals required by the jurisdictions where we operate, our business, financial condition and results of operations may be materially and adversely impacted”, “—Our business is subject to extensive government regulation and oversight relating to the provision of payment and financial services” and “—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.” The Company believes it will not provide meaningful insight for investors by removing the materiality qualifier as this may increase the investors’ burden in the review of the Company’s information and divert the investors’ attention from the Company’s core businesses.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

February 13, 2023

10.	With respect to the disclosure in this section, we note that you do not appear to have relied upon an opinion of counsel with respect to your conclusions that you do not need any additional permissions and approvals to operate your business. If true, state as much and explain why such an opinion was not obtained.

In response to the Staff’s comment, the Company respectfully proposes to include the revised disclosure as set out under the first paragraph in “Permissions Required from the PRC Authorities for Our Securities Offerings and Operations” in its response to Staff’s Comment #4 above in its future Form 20-F filings.

11.	Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

In response to the Staff’s comment, the Company respectfully proposes to include the revised disclosure as set out under the second paragraph in “Permissions Required from the PRC Authorities for Our Securities Offerings and Operations” in its response to Staff’s Comment #4 above in its future Form 20-F filings.

Cash and Asset Flows through Our Organization, page 8

12.	Please revise to provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

In response to the Staff’s comment, the Company respectfully proposes to include the following revised disclosure (page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with additions underlined):

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

February 13, 2023

Page 8:

“Cash and Asset Flows through Our Organization

……

Under PRC law, DiDi Global Inc. may provide funding to ~~our~~ its PRC subsidiaries only through capital contributions or loans, and to the VIEs only through loans, subject to satisfaction of government registration and approval requirements. For the years ended December 31, 2019, 2020 and 2021, DiDi Global Inc. had provided loans of RMB9.0 billion, RMB14.6 billion and RMB65.8 billion (US$10.3 billion), respectively, to its subsidiaries, and collected ~~the~~ loans of RMB5.7 billion, RMB24.7 billion and RMB41.2 billion (US$6.5 billion), respectively, from its subsidiaries. For the years ended December 31, 2019, 2020 and 2021, DiDi Global Inc. provided capital contributions of nil, RMB9.8 billion and RMB4.5 billion (US$0.7 billion) respectively, to its subsidiaries. See “—Financial Information Related to the VIEs” and “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information.”

13.	Please amend this section and your Summary of Risk Factors on page 3 and risk factors to state that, to the extent cash or assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the VIEs by the PRC government to transfer cash or assets. In this section, provide cross-references to these other discussions.

In response to the Staff’s comment, the Company respectfully proposes to include the following revised disclosure (page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with additions underlined):

Page 8:

“Cash and Asset Flows through Our Organization

……

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

February 13, 2023

Under PRC laws and regulations, our PRC subsidiaries and the VIEs are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Cash transfers from our PRC subsidiaries to entities outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may temporarily delay the ability of our PRC subsidiaries and the VIEs to remit sufficient foreign currency to pay dividends or make other payments to us, or otherwise satisfy their foreign currency denominated obligations. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by the State Administration of Foreign Exchange, or SAFE. There is no assurance the PRC government will not intervene in or impose restrictions on us, our subsidiaries and the VIEs with respect to the transfer of cash or assets out of the PRC. To the extent cash or assets in our business are held in the PRC or by a PRC entity, the funds or assets may not be available to fund operations or for other use outside of the PRC due to regulatory restrictions. As of the date of this annual report, there is no equivalent or similar restriction or limitation in Hong Kong on cash transfers to or from our Hong Kong entities. However, if limitations were to become applicable to cash transfers to or from Hong Kong entities in the future, the funds in our Hong Kong entities may not be available to fund operations or for other use outside of Hong Kong. For risks relating to the fund flows of our operations in China, see “Introduction—Summary of Risk Factors” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

In addition, the Company respectfully proposes to include the following revised disclosure under Risk Factors section (with additions underlined) and undertakes to include similar disclosure under "Summary of Risk Factors" in its future Form 20-F filings:

Page 47:

"We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

……

The PRC government may continue to strengthen its capital controls, and more restrictions and a more substantial vetting process may be put forward by the State Administration of Foreign Exchange, or SAFE, for cross-border transactions falling under either or both of the current account and the capital account. To the extent cash or assets in our business are held in the PRC or by a PRC entity, the funds or assets may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations by the PRC government. Although currently there are no equivalent or similar limitations in Hong Kong on cash transfers to or from our Hong Kong entities (including currency conversion), if certain limitations in the PRC were to become applicable to cash transfers to or from Hong Kong entities (including currency conversion) in the future, the funds in our Hong Kong entities, likewise, may not be available to meet our currency demand. See “Item 3. Key Information—Cash and Asset Flows through Our Organization.” Any limitation on the ability of our PRC subsidiary to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.”

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

February 13, 2023

14.	To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, the VIEs or investors, summarize the policies in this section, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state in this section that you have no such cash management policies that dictate how funds are transferred.

In response to the Staff’s comment, the Company respectfully proposes to add the following cash management policies (page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with additions underlined):

Page 8:

“Cash and Asset Flows through Our Organization

……

Under PRC law, DiDi Global Inc. may provide funding to ~~our~~ its PRC subsidiaries only through capital contributions or loans, and to the VIEs only through loans, subject to satisfaction of government registration and approval requirements. We have comprehensive cash management policies in place with respect to transfers of funds through our organization. Our management regularly monitors the liquidity position and funding requirements of our subsidiaries and the VIEs. When funding is required by our subsidiaries or the VIEs, a thorough assessment is performed on the purpose, amount and form of the funding, either through capital contributions or loans. All necessary internal approvals must be obtained prior to any transfer of funds through our organization. All such transfers are reviewed and approved by the relevant authorities where required, including the SAFE. Our cash management policies also govern the management of any funds that are not in the process of being transferred. Such funds are retained by DiDi Global Inc. or its subsidiaries outside of China mainly in the form of highly-liquid short-term investments. For the years ended December 31, 2019, 2020 and 2021, DiDi Global Inc. had provided loans of RMB9.0 billion, RMB14.6 billion and RMB65.8 billion (US$10.3 billion), respectively, to its subsidiaries, and collected the loan of RMB5.7 billion, RMB24.7 billion and RMB41.2 billion (US$6.5 billion), respectively, from its subsidiaries. For the years ended December 31, 2019, 2020 and 2021, DiDi Global Inc. provided capital contribution of nil, RMB9.8 billion and RMB4.5 billion (US$0.7 billion) respectively, to its subsidiaries. For more information relating to fund flows through our organization, see cash flow information disclosed in “Item 3. Key Information—Financial Information Related to the VIEs.”

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

February 13, 2023

DiDi Global Inc.’s source of funds to pay dividends partly comes from dividends paid by its PRC subsidiaries, including WOFEs, which in part depends on payments received from the VIEs under the contractual arrangements with the VIEs. We have never declared or paid any dividend on our ordinary shares and we do not currently intend to pay dividends to shareholders or holders of ADSs. We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. The undistributed earnings that are subject to dividend tax are expected to be indefinitely reinvested for the foreseeable future. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For PRC and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.””

D. Risk Factors, page 14

15.	Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Additionally, given your cybersecurity review, please discuss these risks based on your current facts and circumstances, as these risks appear to be directly applicable to the company.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

February 13, 2023

In response to the Staff’s comment, the Company respectfully proposes to include the following risk factor (page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure) under “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China” in its future Form 20-F filings:

Page 46:

“The PRC government has jurisdiction over our business operations and may exercise discretion pursuant to PRC laws and regulations. If we fail to comply with applicable PRC laws, regulations or regulatory requirements, our operations and the value of our securities may be materially affected.

We conduct our business primarily through our PRC subsidiaries, the VIEs and their subsidiaries in China. Our operations and business development are governed by PRC laws and regulations. The PRC government has jurisdiction over our business operations and may exercise discretion pursuant to PRC laws and regulations. If we fail to comply with applicable PRC laws, regulations or regulatory requirements, our operations and value of our securities may be materially affected. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—If we or drivers or vehicles on our platform fail to obtain and maintain the licenses, permits or approvals required by the jurisdictions where we operate, our business, financial condition and results of operations may be materially and adversely impacted” and “—Risks Relating to Doing Business in China—Claims and/or regulatory actions against us related to anti-monopoly and/or other aspects of our business may result in our being subject to fines, constraints on or modification of our business practice, damage to our reputation, and material adverse impact on our financial condition, results of operations and prospects.” Also, the PRC government has recently promulgated new or draft laws and regulations to exert further oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—New cybersecurity and data security measures and regulations could impose further compliance requirements on our business, cause us to incur new expenses for compliance, or expose us to new compliance risks in the event we fail to comply with these regulatory requirements” and “—Risks Relating to Doing Business in China—We may be required to obtain approval or subject to filing or other requirements from the CSRC or other PRC governmental authorities for any future listing or other financing activities.” If the PRC regulatory authorities promulgate new rules or guidance in the future requiring that we obtain their approval for any future offshore offerings that we may conduct, we may be unable to obtain such approval in a timely manner, and therefore face adverse consequences under the relevant laws and regulations. In the past year, the Company had been cooperating with the PRC government authorities on the cybersecurity review and rectification measures. On January 16, 2023, as approved by the Cybersecurity Review Office, the Company has resumed DiDi Chuxing’s registration of new users. See “Item 3. Key Information—Permissions Required from the PRC Authorities for Our Securities Offerings and Operations—Update on Cybersecurity Review and Rectification.” However, there are uncertainties with respect to whether the Company will become subject to any new cybersecurity review in the future and if the Company is unable to complete such new review and the relevant rectification, the growth and usage of the Company’s platform in China may decline, which could materially and adversely affect the Company’s business, financial condition, results of operations and prospects. Any such circumstance could significantly limit or completely hinder the Company’s ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, there may be changes in PRC laws, regulations and policies or in the interpretation and application of existing laws, regulations and policies applicable to our industry. See “Item 3. Key Information—D. Risk Factors—Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.” As a result, investors of our company and our business may face potential uncertainty.”

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

February 13, 2023

New cybersecurity and data security measures and regulations..., page 15

16.	We note that the risk factor discloses a number of new or proposed laws and regulations related to privacy, data protection and information security. We also note that the risk factor only generally describes the new or proposed laws and regulations but doesn't evaluate how the company will actually be impacted or affected by the new or proposed laws and regulations. Despite substantial uncertainties, please revise to clarify and specifically address if you believe these new or proposed laws and regulations will impact or affect the company and its business and any future offerings based upon the company's various networks, platforms, types of data collected, number of users, etc. Lastly, please also revise the company's permissions and approvals discussions, as applicable.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure on page 15 of the 2021 Form 20-F as follows (with deletions shown in strikethrough and additions in underline) and add the following underlined disclosure at the end of the second paragraph on page 16 of the 2021 Form 20-F:

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

February 13, 2023

Pages 15 and 16:

“New cybersecurity and data security measures and regulations could impose further ~~restrictions~~ compliance requirements on our business, cause us to incur ~~significant~~ new expenses for compliance, ~~and~~ or expose us to new ~~legal~~ compliance risks in the event we fail to comply with these regulatory requirements.

……

The PRC government has proposed or promulgated a number of new measures and regulations in recent years regarding cybersecurity and data security. ……These regulatory developments impose more specific and comprehensive requirements with respect to data security and privacy protection. We are expected to closely monitor regulatory developments and take any necessary measures in a timely manner to protect user privacy and data security. For example, in order to comply with new regulatory requirements, we have taken the following internal measures after the promulgation of these new laws and regulations: (i) upgrading our relevant internal departments regarding protection of information and data security; (ii) supplementing and refining our policies for data security and personal information protection; (iii) enhancing our assessment and approval procedures for data processing activities, and making personal information protection assessments regarding processing of sensitive information; (iv) refining our mechanism for responding to user rights requests to assure a timely and adequate response; and (v) further enhancing our technical measures for data security.

Furthermore, in response to the Staff’s comment, the Company respectfully proposes to replace the existing disclosure on page 17 of the 2021 Form 20-F with the disclosure below. The underlined text replaces the existing disclosure on page 17 of the 2021 Form 20-F.

Page 17:

On November 14, 2021, the CAC promulgated the draft Regulations on the Administration of Cyber Data Security for public comment, pursuant to which data processors conducting the following activities must apply for cybersecurity review: (i) merger, reorganization or division of internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) listing abroad of data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. In the event that this draft were promulgated in its current form, if we are required to apply for a new cybersecurity review and if we are unable to complete such review, our business operations may be materially and adversely impacted.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

February 13, 2023

In addition, the draft Regulations on the Administration of Cyber Data Security set out a full set of compliance requirements with respect to the processing of important data and impose regulatory requirements on the governance of internet platform operators’ data. Since our mobility services may involve the collection and usage of important data, if this draft is finalized in its current form, we would need to enhance our internal data governance to comply with the relevant compliance requirements. These laws, rules or regulations may further affect our business and any future securities offerings given factors such as our various networks, platforms, types of data collected, number of users, among others.

In the meantime, the PRC regulatory authorities have also enhanced the supervision and regulation ~~on~~ of cross-border data transmission. For example, on July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Cross-Border Data Transfer, which took effect on September 1, 2022. These measures require a data processor providing data to overseas recipients and falling under any of the specified circumstance to apply for a security assessment of cross-border data transfer by the national cybersecurity authority through its local counterpart.

We have incurred, and will continue to incur, significant expenses in ~~an~~ our efforts to comply with cybersecurity and information security standards and protocols imposed by law, regulation, industry standards or contractual obligations. Changes in existing laws or regulations or adoption of new laws and regulations relating to cybersecurity and information security, particularly any new or modified laws or regulations that require enhanced protection of certain types of data or new obligations with regard to data retention, transfer or disclosure, could greatly increase the cost to us of providing our service offerings, or require significant changes to our operations. In addition, PRC governmental authorities may inspect us or conduct a cybersecurity review on us pursuant to applicable PRC laws and regulations. If we are not in compliance with any laws or regulations, we may be subject to significant penalties and negative publicity, and be required to change our business practices, which may increase our costs and materially harm our business, prospects, financial condition and results of operations.

……”

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

February 13, 2023

Item 4. Information on the Company
Chengxin Preferred Shares and Convertible Note, page 68

17.	We note that you entered into a shareholders agreement with Chengxin and Chengxin’s A-1 and A-2 round investors, pursuant to which Chengxin’s A-1 and A-2 round investors have the right, exercisable under certain limited circumstances, such as if Chengxin does not consummate a qualified IPO within five years of the closing of its Series A funding round, to exchange all or part of their Chengxin preferred shares into shares in your company. Please tell us how you are accounting for the exchange rights and how they were considered in the deconsolidation of Chengxin. Also, disclose the terms of the exchange feature and call option on page F-51 and tell us what their fair value was.

The Company respectfully advises the Staff that pursuant to the shareholders agreement entered into among the Company, Chengxin and Chengxin’s A-1 and A-2 round investors, Chengxin’s A-1 and A-2 round investors have the right, exercisable under certain limited circumstances, to exchange all or part of their Chengxin preferred shares into the Company’s shares, at a ratio which will be determined based on the fair market value of each of the Company’s ordinary shares and the Chengxin preferred shares as of the exchange date. The exchange rights are considered as essentially a fair value redemption right for the preferred shares plus a fair value call right over the Company’s ordinary shares. As both rights have a fair value exercise price, they do not provide any substantive loss protection to Chengxin’s A-1 and A-2 round investors, and the fair value of such exchange rights is considered to be immaterial.

The Company also has a call option to purchase part or all of the outstanding Series A-1 and A-2 preferred shares of Chengxin at any time between the third anniversary (March 28, 2024) and the fifth anniversary (March 28, 2026) of the closing of Chengxin’s Series A-1 and A-2 preferred shares, with the exercise price being the higher of (i) a price determined according to a pre-agreed pricing formula and (ii) the fair market value of such preferred shares. Given the call option only allows its holder to obtain equal or less valued instrument at the exercise date, it is generally considered to have little economic value.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

February 13, 2023

After considering the fair value exchange right as well as the call option, the Company believes that Chengxin’s A-1 and A-2 preferred shares continued to qualify as equity at risk in accordance with ASC 810-10-15-14. The Company further determined Chengxin was not a variable interest entity (“VIE”) as none of the characteristics of a VIE as described in ASC 810-10-15-14 was present in Chengxin. Therefore upon the completion of the transaction on March 30, 2021, the Company no longer holds a controlling financial interest in Chengxin. Accordingly, Chengxin was deconsolidated from the financial statements of the Company after March 30, 2021. Furthermore, both the exchange rights and the call option were considered financial instruments with fair value being insignificant as explained above.

In response to the Staff’s comment, the Company further respectfully undertakes to thoroughly review and proposes to add below disclosure on page F-51 in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject being disclosed.

“The rights, preferences and privileges of the Chengxin’s holders of ordinary shares, preferred shares and Convertible Note are as follows:

Conversion right

All of the preferred shares are convertible, at the option of the holders at any time after the original issue date of the relevant series of preferred shares into such number of ordinary shares of Chengxin. Each preferred share shall automatically be converted into ordinary shares at the then effective conversion price upon the closing of a qualified IPO. The initial conversion ratio of preferred shares to ordinary shares shall be 1:1 and shall be subject to certain adjustments. The Group, as the holder of the Convertible Note, has the right to convert the outstanding principal amount under the Convertible Note to Series A-2 preferred shares at a conversion price of US$10.00 per share during the period commencing on the first anniversary of closing of issuance of Series A-1 and A-2 preferred shares to the maturity date of the Convertible Note. Furthermore, the Convertible Note will be automatically converted to the number of Series A-2 Preferred Shares at a conversion price of US$10.00 per share upon the occurrence of certain events including change of control, liquidation or the consummation of a qualified IPO of Chengxin.

Liquidation rights

Upon the occurrence of any liquidation event, whether voluntary or involuntary, all assets and funds of Chengxin legally available for distribution shall be distributed to the shareholders in the following order and manner:

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

February 13, 2023

Holders of preferred shares have preference over holder of ordinary shares on the distribution of assets or funds in the following sequence: Series A-1 preferred shares, Series A-2 preferred shares. The amount of preference will be equal to 100% of the deemed or original issuance price, plus any and all declared but unpaid dividends. After distribution of the preferred shares, all remaining assets and funds of Chengxin available for distribution to the shareholders shall be distributed ratably among all the shareholders on a fully diluted basis.

Exchange rights

The Series A preferred shareholders have the options to exchange part or all of outstanding preferred shares of Chengxin into the shares of the Group provided that these preferred shareholders do not breach its non-competing undertakings, at any time after the fifth anniversary date of closing date of Series A preferred shares and as long as no qualified IPO of Chengxin has been consummated. The exchange ratio will be determined according to the respective fair market value of the Group’s ordinary shares and Chengxin preferred shares as of the date that the preferred shareholders exercise the exchange right, which shall be determined by an independent third-party valuation firm mutually agreed upon by all parties.

Call option

The Group was granted a call option to purchase part or all of the outstanding Series A-1 and A-2 preferred shares held by preferred shareholders. At any time between the third anniversary and fifth anniversary of the closing of the Series A-1 and A-2 preferred shares, the Group may exercise the call option to purchase up to all of the outstanding preferred shares based on the greater of (i) the price determined according to pre-agreed pricing formula, and (ii) the fair market value of such preferred shares.

Given the exchange right has a fair value exercise price and the call option has an exercise price that is equal to or higher than the fair market value of underlying preferred shares of Chengxin, both financial instruments are generally considered to have little economic value. Therefore the Group determined that the fair value of exchange feature and call option aforementioned respectively were not significant to the consolidated financial statements.”

*          *          *

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

February 13, 2023

If you have any additional questions or comments regarding the 2021 Form 20-F, please contact the undersigned at +86 (10) 8304-3181 or the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP at +86 (21) 6193-8210 or haiping.li@skadden.com.

Very truly yours,

/s/ Will Wei Cheng
Will Wei Cheng
Chief Executive Officer

cc:	Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Amanda Zhang, Partner, PricewaterhouseCoopers Zhong Tian LLP